The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900
Helen W. Brown PHONE: (901) 543-5918 FAX: (888) 789-4123 E-MAIL: hwbrown@bassberry.com

March 23, 2012

Via EDGAR and FedEx

Kevin Rupert

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

Mailstop 4710

100 F Street, NE

Washington, DC 20549-4720

RE:     Preliminary Proxy Statement of Triangle Capital Corporation

Dear Mr. Rupert:

On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 23, 2012 (the “Comments”) relating to the Company’s Preliminary Proxy Statement (the “Proxy”) filed on Schedule 14A on March 14, 2012, we submit this letter containing the Company’s responses to the Staff’s Comments.

1.	Comment: Please confirm that Triangle will respond to the Comments by filing a written response letter via EDGAR, complete with a “Tandy Letter” representation.

Response:     The Company hereby confirms that it will comply with the Staff’s requests regarding filing procedures.

2.	Comment: Please confirm in your response letter that the grant of restricted stock as disclosed on page 14 of the Proxy is consistent with the Company’s exemptive relief granted by the Staff.

Response:     In response to the Staff’s comment, the Company hereby confirms the grant of restricted stock as disclosed on page 14 of the Proxy is consistent with Company’s exemptive relief granted by the Staff by order dated March 18, 2008.

bassberry.com

3.	Comment: We note the need for more balanced disclosure in the 2011 highlights included on page 23 of the Proxy. Please consider including per share measurements for net investment income and net increase in net assets to better describe the Company’s growth.

Response:     In response to the Staff’s comment, the Company has included on page 23 of the definitive Proxy, per share measurements for net investment income and net increase in net assets resulting from operations and information regarding the increase in portfolio companies from 2010 to 2011 to better describe the Company’s growth.

4.	Comment: In your discussion on page 24 of the restricted stock awards granted to the named executive officers in 2011, please include or cross-reference the dollar amounts, measured by grant date fair value, included in the compensation table on page 27 of the Proxy.

Response:     In response to the Staff’s comment, the Company has revised page 24 of the definitive Proxy to include the dollar amounts of the restricted stock awards, measured by grant date fair value, as shown in the summary compensation table of the definitive Proxy.

5.	Comment: Before the conclusion of 2011 compensation disclosure on page 25 of the Proxy, please cross-reference Proposal No. 3 titled “Approval of the Triangle Capital Corporation 2012 Cash Incentive Plan.”

Response:     In response to the Staff’s comment, the Company has included the requested disclosure on page 25 of the definitive Proxy.

6.	Comment: Please confirm that the Company discloses in the Proxy that its independence requirements are consistent with the applicable rules of the Investment Company Act of 1940 and the New York Stock Exchange.

Response:     In response to the Staff’s comment, the Company respectfully refers the Staff to page 15 of the definitive Proxy for the requested disclosure.

7.	Comment: Please disclose briefly the Company’s history of issuing shares below net asset value in the disclosure on page 37 of the Proxy.

Response:     In response to the Staff’s comment, the Company has included the requested disclosure on page 37 of the definitive Proxy.

8.	Comment: Please include whether or not the Company has a limit on dilution with respect to its ability to issue shares below net asset value. If such disclosure already exists, please provide the page reference in your response letter.

Response:     The Company respectfully refers the Staff to page 40 of the definitive Proxy, which contains the following disclosure requested by the Staff:

“If this Proposal No. 2 is approved, the Board of Directors of the Company may, consistent with its fiduciary duties, approve the sale of the Company’s common stock or warrants, options or rights to acquire its common stock at any discount to its then-current net asset value per share; however, the Board will consider the potential dilutive effect of the issuance of shares of common stock or warrants, options or rights to acquire common stock at a price below the net asset value per share when considering whether to authorize any such issuance and will act in the best interests of the Company and its stockholders in doing so.”

9.	Comment: In the Company’s discussion of its proposed 2012 Cash Incentive Plan beginning on page 41 of the Proxy, please provide additional disclosure about the factors the Compensation Committee of the Company considers when choosing to grant compensation pursuant to the proposed plan, including per share amounts of net investment income and net increase in net assets resulting from operations of the Company in a given year.

Response:     In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the definitive Proxy to provide additional information about the factors the Compensation Committee of the Company considers when choosing to grant compensation pursuant to the proposed plan, including per share amounts of net investment income and net increase in net assets resulting from operations of the Company in a given year.

In response to the requests contained in the Staff’s Comments, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 901-543-5918 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Helen W. Brown
Helen W. Brown

HWB

cc:

Steven C. Lilly (via email)

C. Robert Knox, Jr. (via email)

John A. Good, Esq. (via email)

Sehrish Siddiqui, Esq. (via email)